David M. Laney

8117 Preston Road

Suite 300

Dallas, Texas 75225

Confidential

January 17, 2013

G. Thomas Graves III, Chairman

Central Energy GP LLC

4809 Cole Avenue

Suite 108

Dallas, Texas 75205

Re:	Board of Directors

Dear Mr. Graves:

As we have discussed, I have a number of business interests that are consuming my full time and effort. As a result, I regret that there is no longer the time in my schedule to provide the attention needed to serve as a productive member of the Board of Directors of Central Energy GP LLC (the “Board”), the General Partner of Central Energy Partners LP, or as the Chairman of the Compensation Committee of the Board and as a member of the Audit Committee. Therefore, I am tendering my resignation as a member of the Board, as Chairman of the Compensation Committee and as a member of the Audit Committee of the Board upon acceptance of this resignation by the Board.

Additionally, I believe it is appropriate that I respectfully decline to accept the grant of 75,000 Common Units approved by the Board on December 19, 2013.

I have enjoyed my experience serving on the Board and its various committees. I wish Central Energy all success for the future.

With warmest regards,

/s/ David M. Laney

David M. Laney